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                                                                      EXHIBIT 11

                          STRATEGIC ALLIANCE AGREEMENT


This Strategic Alliance Agreement (the "Agreement") is made and entered into this 3rd day of December, 1997, by and between Voith Sulzer Papiertechnik GmbH & Co. KG ("Voith Sulzer"), located at Sankt Poltener Straise 43, D-89522 Heidenhelm, Germany, and Elsag Bailey Process Automation N.V. ("EBPA"), located at The World Trade Center, Schiphol Boulevard 157, 1118 BG Luchthaven, Schiphol, The Netherlands.

WHEREAS, Voith Sulzer is a world wide paper technology company with subsidiaries and affiliates involved in various aspects of the paper industry, including manufacturing of paper machines and related equipment for use by paper manufacturers; and

WHEREAS, EBPA is a world wide supplier of enterprise management and process control systems, instrumentation products and analytical systems and equipment with particular expertise in distributed process control applications for use in various industrial applications, in particular the paper industry; and

WHEREAS, both Voith Sulzer and EBPA recognize the potential synergies that could potentially be achieved through a global strategic alliance; and

WHEREAS, EBPA is entering into this Strategic Alliance in reliance upon Voith Sulzer's commitment to in good faith expand the Strategic Alliance.

Accordingly, the following is a summary of the principal terms that shall serve as the Strategic Alliance Agreement between Voith Sulzer and EBPA:

1. Formations of Strategic Alliance: The Strategic Alliance shall be binding, although non-exclusive, and apply globally to EBPA and its subsidiaries, and to Voith Sulzer and its direct and indirect subsidiaries. Under the Strategic Alliance Voith Sulzer and EBPA agree to make good faith efforts to use the others products when selling to paper industry customers an a global basis, where technically and commercially feasible. The Strategic Alliance also includes the following areas of mutual interest, except to the extent inconsistent with exclusive distribution, agency or similar agreements with third parties or with applicable law;

        - Supplier of Choice. Each party shall treat the other partner as a "most favored supplier". As a most favored supplier, each partner will make a good faith effort to offer for sale or recommend to its customers the other partner's products and services.

        - Cross Purchase Agreement. As part of the Strategic Alliance Voith Sulzer and EBPA agree in good faith to negotiate cross purchase agreements under which Voith Sulzer and EBPA will each be able to purchase the others products for resale to their respective customers. The cross purchase agreements are intended to include within their scope all
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           products currently offered by Voith Sulzer and EBPA, as well as any newly acquired or future developed products.

        - Cross-Marketing of Products. The Strategic Alliance contemplates for marketing assistance and support in the sales and marketing of each others products. The Strategic Alliance also contemplates joint marketing and promotion of products, including the possible development of joint marketing teams, joint bids and contract proposals, etc.

        - Cooperative Research and Development. Potential cooperative research and development projects shall be discussed in good faith and where appropriate Voith Sulzer and EBPA will pursue such projects.

        - Formation of Steering Committee. The Strategic Alliance contemplates the formation of a steering committee to oversee the Strategic Alliance and provide for executive level contacts between Voith Sulzer and EBPA.

        - Voith Sulzer Affiliates. Voith Sulzer shall introduce EBPA to other segments of J.M. Voith AG with the intent of exploring potential expansion of the Strategic Alliance beyond the Paper Technology segment of J.M. Voith AG into other segments.

        - Joint Investment. The parties shall explore joint investments in current and future products, technology and marketing where such investments are appropriate and serve the mutual interests of both parties and furthers the Strategic Alliance.

2. Appointment of Alliance Representatives: Immediately upon the execution of this Agreement, Voith Sulzer and EBPA shall each appoint an Alliance Representative. These two individuals shall have the responsibility of co-ordinating the Strategic Alliance and supervising the implementation of the Strategic Alliance.

3. Confidentiality: Voith Sulzer and EBPA shall maintain and keep in the strictest of confidence all information and materials regarding the subject matter of this Agreement (excepting only disclosures required under applicable law), as well as any and all information exchanged between the Parties, and any other matters related to this Agreement, and shall only use such information and materials solely in furtherance of the transactions and other matters contemplated herein, all as set forth in greater detail in a separate Confidentiality Agreement executed in conjunction herewith. Except as required by law, neither Voith Sulzer nor EBPA shall issue a press release or make any public announcement concerning the Agreement or the proposed Strategic Alliance without first having obtained the other party's prior written consent.

This Agreement shall be governed by and construed in accordance with the laws of the Netherlands, without regard to conflicts of law rules thereunder. Any and all disputes arising under or in connection with this Agreement shall be finally settled by arbitration in London, England under the then-current Rules of Conciliation and Arbitration of the International Chamber of Commerce before

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three arbitrators appointed in accordance with the said Rules. The arbitral proceedings shall be conducted in the English language.

This Agreement shall be valid until December 31, 2003 unless renewed for additional terms in a subsequent agreement signed between the parties prior to that date.

VOITH SULZER PAPIERTECHNIK GMBH & CO. KG


By: /s/ H.P. Sollinger
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    Dr. H.P. Sollinger
Title:  Executive Vice President



ELSAG BAILEY PROCESS AUTOMATION N.V.


By: /s/ M.N. Zaharna
    ------------------------------------
Title:  Group Executive Vice President & COO


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